Park Sutton Securities, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2015

Fee revenue and reimbursed expenses	$	2,094,858
Operating expenses		
Advertising and promotion		1,500
Bank changes		75
Business licenses		1,276
Computer technology		20,520
Depreciation		5,309
Dues and subscriptions		14,630
Franchise taxes		44,746
Insurance		29,778
Leased equipment		3,174
Meals and entertainment		12,482
Office		936
Postage and delivery		1,093
Professional fees		59,051
Regulatory fees		9,368
Rent and utilities		93,252
Salaries, benefits and guaranteed payments		1,034,639
Supplies		9,212
Telephone and communication		8,530
Travel		41,227
Total operating expenses		1,390,798
Net income		704,060
Beginning member's equity		1,819,563
Member distributions		(1,273,730)
Ending member's equity	$	1,249,893

See report of independent registered public accounting firm and notes to financial statements.